UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 22, 2019

BHP GROUP LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP GROUP PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	NOVA SOUTH, 160 VICTORIA STREET LONDON, SW1E 5LB UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

BHP GROUP PLC and BHP GROUP LIMITED

Notification and public disclosure of transactions by

Persons Discharging Managerial Responsibilities

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Andrew Mackenzie

2	Reason for the notification

a)	Position/status	PDMR (Chief Executive Officer)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Plc

b)	LEI	549300C116EOWV835768

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code

Performance Shares (ordinary shares of BHP Group Limited) under the Long Term Incentive Plan and Deferred Shares (ordinary shares of BHP Group Limited) under the Short Term Incentive Plan.

Identification code: N/A

b)	Nature of the transaction

1.  The award of 271,348 Performance Shares (ordinary shares of BHP Group Limited) under the Long Term Incentive Plan.

2.  The award of 25,845 Deferred Shares (ordinary shares of BHP Group Limited) under the Short Term Incentive Plan.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	Nil	271,348

		2.	Nil	25,845

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2019-11-20 2. 2019-11-20

f)	Place of the transaction	1. Outside a trading venue 2. Outside a trading venue

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Peter Beaven

2	Reason for the notification

a)	Position/status	PDMR (Chief Financial Officer)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Plc

b)	LEI	549300C116EOWV835768

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code

Performance Shares (ordinary shares of BHP Group Limited) under the Long Term Incentive Plan and Deferred Shares (ordinary shares of BHP Group Limited) under the Short Term Incentive Plan.

Identification code: N/A

b)	Nature of the transaction

1.  The award of 139,664 Performance Shares (ordinary shares of BHP Group Limited) under the Long Term Incentive Plan.

2.  The award of 19,003 Deferred Shares (ordinary shares of BHP Group Limited) under the Short Term Incentive Plan.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1	Nil	139,664

		2	Nil	19,003

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2019-11-20 2. 2019-11-20

f)	Place of the transaction	1. Outside a trading venue 2. Outside a trading venue

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Mike Henry

2	Reason for the notification

a)	Position/status	PDMR (President Operations, Minerals Australia)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Plc

b)	LEI	549300C116EOWV835768

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code

Performance Shares (ordinary shares of BHP Group Limited) under the Long Term Incentive Plan and Deferred Shares (ordinary shares of BHP Group Limited) under the Short Term Incentive Plan.

Identification code: N/A

b)	Nature of the transaction

1.  The award of 153,631 Performance Shares (ordinary shares of BHP Group Limited) under the Long Term Incentive Plan.

2.  The award of 17,420 Deferred Shares (ordinary shares of BHP Group Limited) under the Short Term Incentive Plan.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1	Nil	153,631

		2	Nil	17,420

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2019-11-20 2. 2019-11-20

f)	Place of the transaction	1. Outside a trading venue 2. Outside a trading venue

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Daniel Malchuk

2	Reason for the notification

a)	Position/status	PDMR (President Operations, Minerals Americas)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Plc

b)	LEI	549300C116EOWV835768

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code

Performance Shares (ordinary shares of BHP Group Limited) under the Long Term Incentive Plan and Deferred Shares (ordinary shares of BHP Group Limited) under the Short Term Incentive Plan.

Identification code: N/A

b)	Nature of the transaction

1.  The award of 139,664 Performance Shares (ordinary shares of BHP Group Limited) under the Long Term Incentive Plan.

2.  The award of 16,786 Deferred Shares (ordinary shares of BHP Group Limited) under the Short Term Incentive Plan.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1	Nil	139,664

		2	Nil	16,786

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2019-11-20 2. 2019-11-20

f)	Place of the transaction	1. Outside a trading venue 2. Outside a trading venue

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Geraldine Slattery

2	Reason for the notification

a)	Position/status	PDMR (President Operations, Petroleum)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Plc

b)	LEI	549300C116EOWV835768

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code

Performance Shares (ordinary shares of BHP Group Limited) under the Long Term Incentive Plan and Deferred Shares (ordinary shares of BHP Group Limited) under the Short Term Incentive Plan.

Identification code: N/A

b)	Nature of the transaction

1.  The award of 104,748 Performance Shares (ordinary shares of BHP Group Limited) under the Long Term Incentive Plan.

2.  The award of 6,628 Deferred Shares (ordinary shares of BHP Group Limited) under the Short Term Incentive Plan.

c)	Price(s) and volume(s)		Price(s)	Volume(s)

		1	Nil	104,748

		2	Nil	6,628

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2019-11-20 2. 2019-11-20

f)	Place of the transaction	1. Outside a trading venue 2. Outside a trading venue

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: November 22, 2019	By:	/s/ Geof Stapledon
	Name:	Geof Stapledon
	Title:	Company Secretary